ZURICH
FINANCIAL SERVICES

RECEIVED
2005 MAY 31 P 2:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

05008615

Your reference File No. 82-5089
Our reference RR/jp
Date 05/26/2005

SUPPL

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland
Phone +41 (0)1 625 25 25
http://www.zurich.com
Dir. phone +41 (0)1 625 25 79
Dir. fax +41 (0)1 625 36 06
raffaella.russi
@zurich.com

Dear Sir and Madam

Enclosed herewith please find the English version of the following press release:

- "Zurich announces Enforceable Undertakings of Australian entities with Australian regulatory authorities"

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

Raffaella Russi

PROCESSED
JUN 08 2005
THOMSON
FINANCIAL

Enclosures

News Release

ZURICH
FINANCIAL SERVICES

Zurich announces Enforceable Undertakings of Australian entities with Australian regulatory authorities

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN

Media and Public Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, May 26, 2005 – Zurich Financial Services Group (Zurich) announces that its Australian entities Zurich Financial Services Australia Limited (ZFSA) and Zurich Australian Insurance Limited (ZAIL) have reached Enforceable Undertakings with both the Australian Prudential Regulation Authority (APRA) and the Australian Securities and Investments Commission (ASIC) following an investigation into certain reinsurance arrangements entered into in 2000. According to these Enforceable Undertakings, a settlement has been reached with APRA and an agreement has been reached with ASIC in relation to the accounts of ZAIL and ZFSA.

Undertakings agreed between APRA and the Australian entities of Zurich state that a Loss Portfolio Transfer and related transactions should have been properly characterized as financial reinsurance. The APRA Undertakings state that material made available by APRA indicates that information was withheld and misstatements were made regarding the true nature of the arrangements.

As part of the finalization of issues with APRA (on the terms set out in the APRA Undertakings), APRA will not take any legal action against ZAIL and ZFSA or any other entity of Zurich Financial Services Group, in relation to any matters arising from the investigation. APRA has advised it is satisfied that Zurich's Australian entities are financially sound and ZAIL currently exceeds APRA's Minimum Capital Requirement.

As stated in the Enforceable Undertaking reached with ASIC, the local statutory accounts of the Australian entities for the years 2000 to 2003 contained a fundamental error. This error has been corrected with the agreement of ASIC by means of a note to the companies' audited 2004 accounts and by the addition of audited supplementary notes to the companies' 2000 to 2003 accounts. ASIC acknowledges that the companies' directors have acted in good faith in the preparation of the 2004 accounts. However, ASIC is continuing its investigation into the reinsurance arrangements.

As stated in Zurich's 2004 Annual Report, as at year-end 2004, the Group had already made the necessary adjustments in order to align the accounting treatment of such arrangements with its accounting policy under International Financial Reporting Standards.

ZAIL and ZFSA have cooperated with the authorities and they have taken corrective actions. In line with the turnaround initiated in September 2002, the Group has also strengthened and continues to strengthen its global governance, control and reporting processes. It is Zurich's policy to be transparent with regulators and investors and to engage in constructive cooperation with the authorities.

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 57,000 people.